                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    May 31, 1997  |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [_] Form 10-K  [_] Form 20-F  [X] Form 11-K   | response....2.50 |
                     [X] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       June 30, 1998                  | SEC FILE NUMBER  |
                      ------------------------------------  |     33-69716     |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |                  |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

GB Property Funding Corp./GB Holdings, Inc./Greate Bay Hotel and Casino, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

c/o Sands Hotel and Casino, Indiana Avenue and Brighton Park
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City, State and Zip Code

Atlantic City, New Jersey 08401
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                            SEE ATTACHED NARRATIVE

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Timothy A. Ebling                609              441-4574
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

 GB Property Funding Corp./GB Holdings, Inc./Greate Bay Hotel and Casino, Inc.
 -----------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 14, 1998                   By  /s/ Timothy A. Ebling
    ----------------------------------    --------------------------------------
                                            Timothy A. Ebling,
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                           GB PROPERTY FUNDING CORP.
                               GB HOLDINGS, INC.
                       GREATE BAY HOTEL AND CASINO, INC.
                           Attachment to Form 12b-25


Part III

     The Registrants' quarterly report on Form 10-Q will be filed as soon as is reasonably practicable following the prescribed due date. Additional time is necessary in order to provide a complete and accurate report.

Part IV

     (3) The Registrants expect to report significant changes in their results of operations from the corresponding periods of the prior year. On January 5, 1998, each of the Registrants filed petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey. As a result of the filings, the accrual of interest on certain third party first mortgage indebtedness and on certain borrowings from affiliates for periods subsequent to the filings has been suspended. Consolidated net revenues of GB Holdings, Inc. and its subsidiaries have also decreased significantly during the 1998 periods compared to the corresponding periods of 1997. Operating expenses have decreased due to management's efforts to control costs while maintaining positive gross operating profit. In addition, GB Holdings, Inc. has incurred reorganization and other related costs amounting to $1.7 million and $2.8 million, respectively, during the three and six month periods ended June 30, 1998.

          Primarily for the reasons cited above, the Registrants expect to report significant changes in their operations compared to the corresponding periods of the prior fiscal year. The following table summarizes such changes:

                           GB PROPERTY FUNDING CORP.

                             THREE MONTHS ENDED           SIX MONTHS ENDED
                                   JUNE 30,                   JUNE 30,
                          -------------------------  --------------------------
                             1998          1997         1998          1997
                          -----------   -----------  ------------  ------------

Interest income           $         -   $ 4,988,000  $    221,000  $ 10,018,000
Interest expense                    -     4,988,000       221,000    10,018,000


                      GB HOLDINGS, INC. AND SUBSIDIARIES

                             THREE MONTHS ENDED           SIX MONTHS ENDED
                                   JUNE 30,                   JUNE 30,
                          -------------------------  --------------------------
                             1998          1997         1998          1997
                          -----------   -----------  ------------  ------------
Net revenues              $58,453,000   $67,481,000  $114,066,000  $130,678,000
Income from operations      2,179,000     3,605,000     5,627,000     5,795,000
Income (loss) before
 extraordinary item           619,000    (1,751,000)    3,254,000    (5,012,000)

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